Mountain National Bancshares, Inc.
300 E. Main Street
Sevierville, TN 37864

August 18, 2011

Via Edgar

Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Mountain National Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 13, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed April 29, 2011
File No. 000-49912

Dear Mr. Webb:

I am in receipt of the letter dated August 9, 2011 (the “Comment Letter”) of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission concerning Mountain National Bancshares, Inc.’s (the “Company”) (i) Form 10-K for the fiscal year ended December 31, 2010 that was filed on April 13, 2011 and (ii) Form 10-K/A for the fiscal year ended December 31, 2010 that was filed on April 29, 2011, in each case under the Securities and Exchange Act of 1934, as amended. Per my telephone conversation with Mr. Michael F. Johnson on August 17, 2011, I am writing to confirm that the Company expects to file its response to the Comment Letter not later than September 12, 2011. Should you have any questions regarding this matter please do not hesitate to contact me at (865) 428-7990 or the Company’s outside counsel Bob F. Thompson of Bass, Berry & Sims PLC at (615) 742-6262.

Sincerely

/s/ Richard A. Hubbs

Senior Vice President and Chief Financial Officer